Mail Stop 3561

June 1, 2006

BY U.S. Mail and Facsimile [(212) 763 - 5602]

Mr. Jeffrey D. Pribor
  Vice President and Chief Financial Officer
GENERAL MARITIME CORPORATION
299 Park Avenue
New York, New York 10171

>   **Re: General Maritime Corporation
>   Form 10-K for fiscal year ended December 31, 2005
>   File No. 1-16531**

Dear Mr. Pribor:

        We have completed our review of your Form 10-K and have no further comments at this time.

>   Sincerely,

>   David R. Humphrey
>   Accounting Branch Chief